UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2022

_________________

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Dr. Luis Bonavita 1294, Office 501

Montevideo, Uruguay, 11300 WTC Free Zone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Letter to Shareholders regarding Annual General Meeting of Shareholders
2.	Notice of 2022 Annual General Shareholders’ Meeting to be held on April 29, 2022
3.	Proxy Card

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: April 11, 2022

Item 1

To Our Valued Shareholders:

I am very pleased to report that Arcos Dorados had a record-setting year in 2021, including the best second semester financial performance in our history. The commitment of the people who make up the Arcos Dorados system in Latin America and the Caribbean was key to ensure the success of our strategy and operational execution. We are incredibly grateful for all the work our people continue to do in order to build an even brighter future for our company.

We are committed to supporting the development of the communities where we operate while also protecting our planet. Our environmental, social and governance (ESG) platform, we call our Recipe for the Future, is focused on: youth opportunity, climate change, sustainable sourcing, packaging & recycling, commitment to families and diversity & inclusion. We take these issues seriously, which is why we remain the only major Latin American restaurant operator to link variable compensation to ESG metrics. Soon we will publish our eighth annual Social Impact and Sustainable Development Report; the global restaurant industry’s only audited ESG report.

Throughout 2021 we remained focused on the Three D’s strategy of Digital, Delivery and Drive-thru. These channels benefitted from the implementation of new technologies, dedicated marketing campaigns and a focus on operational excellence. Off-premise channels remained sticky, with constant currency sales growth of 74% in Delivery and 24% in Drive-thru versus 2020, despite the continued recovery of on-premise sales at the front counter and self-order kiosks. Notably, fourth quarter momentum in the Three D’s was strong with our highest-ever Digital sales total, highest-ever Delivery order volume and highest-ever Drive-thru guest volume.

Full year, consolidated systemwide comparable sales rose 10.1% versus 2019, with positive 2-year growth in all divisions in the second half of 2021. This is a testament to the structural competitive advantages we are leveraging across our markets. We operate the region’s largest and most modern free-standing restaurant portfolio, which helped us capitalize on the explosion in popularity of off-premise channels over the last two years.

Consumers responded favorably to an increasingly personalized experience that allowed them to choose how, when and where to enjoy their favorite McDonald’s menu items. For many of our guests, the off-premise channels generated a new consumption occasion. In fact, almost one out of every seven Drive-thru guests tried it for the first time last year. The incrementality of the off-premise sales segments was also the main driver of a 25% increase in per-unit sales in free-standing restaurants compared with pre-pandemic 2019.

Sophisticated revenue management using a combination of price, product mix and sales channel optimization supported higher average check and increased guest traffic last year. McDonald’s Brand market share has been expanding at least since the second semester of 2020, both in terms of sales and guest visits. The gap in guest visit market share between McDonald’s and the nearest competitor in our markets expanded by an average of nearly five percentage points between the first and fourth quarters of 2021.

With robust sales growth trends we captured additional efficiencies and generated operational leverage, which resulted in a 10.4% full-year Adjusted EBITDA margin; the highest in our history. As reported Adjusted EBITDA reached $275 million in full-year 2021, including record third and fourth quarter Adjusted EBITDA totals in US dollar terms.

Last year’s efficiencies and operational leverage benefitted from a highly-localized supply chain that reduced costs in some markets while mitigating cost pressures in others. The result was an impressive 30 basis point reduction of food and paper costs as a percentage of revenue in 2021 versus pre-pandemic 2019. More sales coming from the efficient off-premise channels as well as some local government support programs led to improved restaurant-level payroll expenses, without the need for cost-cutting layoffs. Meanwhile, higher sales also diluted fixed costs, which helped partially offset delivery aggregator fees from higher Delivery sales over the last two years.

Last year we implemented a structural reorganization, reducing our geographic divisions from four to three. Based on decades of experience operating the McDonald’s brand in Latin America and the Caribbean and learnings over the last two years, we are confident this further localization of day-to-day operations makes us a more agile company. While we do not expect a material change in general and administrative expenses, we have re-allocated resources from the corporate and divisional structures to reinforce local teams and/or invest in functional areas that we believe provide a greater return in the long-run, such as Digital and Expansion.

With these results and a long-term, prudent risk management strategy the Company’s balance sheet is now as strong as ever. We started 2022 with a significant cash balance, no short-term debt maturities and a healthy net debt to adjusted EBITDA ratio of 1.4x.

Looking ahead, we estimate there is potential for at least 1,000 additional McDonald’s restaurants in our footprint over the next ten years. Against that backdrop, we announced an ambitious growth and investment plan for 2022 through 2024. The plan includes at least 200 restaurant openings, with around 90% being free-standing units, as well as the modernization of about 400 existing units and other investments to optimize the Three D’s across our restaurant base. The total capital expenditure plan for the period is about $650 million, which also includes developing new capabilities and functionalities to enhance our customer-facing and internal Digital platforms.

Our Digital initiatives are supporting the best restaurant experience in Latin America, generating delicious moments through technology that make guests’ lives easier. We believe this will be one of the key drivers of growth and shareholder value creation for many years to come. So we will continue managing the business based on a long-term strategy that focuses on expanding our lead in the industry’s digital race and capturing the growth potential of the McDonald’s Brand in our region, while keeping our guests and employees at the center of everything we do.

Thank you for your continued support.

Sincerely,

Marcelo Rabach
Chief Executive Officer

Item 2

NOTICE OF 2022 ANNUAL GENERAL SHAREHOLDERS’ MEETING

As provided for in the notice to the shareholders (the “Shareholders”) of Arcos Dorados Holdings Inc. (the “Company”) issued by the Company on March 14, 2022, the Shareholders are invited to the 2022 Annual General Shareholders’ Meeting to be held on April 29, 2022, at 10:00 a.m. (Mexico City local time) at the Company’s office located at Antonio Dovali Jaime 75, 2nd Floor, Colonia Lomas de Santa Fe, Delegación Álvaro Obregón, Mexico City, Mexico, 01219, to consider and, if appropriate, pass the proposals referred to in the Agenda below as resolutions of Shareholders:

AGENDA

1.	Welcome remarks from the Executive Chairman of the Board of Directors.

2.	Consideration and approval of the Financial Statements of the Company corresponding to the fiscal year ended December 31, 2021, the Independent Report of the External Auditors E&Y (Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global), and the Notes corresponding to the fiscal year ended December 31, 2021. (Proposal 1)

3.	Appointment and remuneration of E&Y (Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global), as the Company’s independent auditors for the fiscal year ended December 31, 2022. (Proposal 2)

4.	Election of the following persons as Class II Directors of the Board of Directors, to hold office until the conclusion of the Annual General Shareholders’ Meeting to be held in the calendar year 2025. (Proposal 3)

a.	Ms. Annette Franqui

b.	Ms. Cristina Palmaka

c.	Mr. Carlos Hernandez-Artigas

d.	Mr. Marcelo Rabach

Each of Ms. Franqui, Ms. Palmaka, Mr. Hernandez-Artigas and Mr. Rabach currently serve as Class II Directors on the board of directors of the Company and are standing for re-election. The biographies of Ms. Franqui, Ms. Palmaka, Mr. Hernandez-Artigas and Mr. Rabach are enclosed.

NOTES TO THE NOTICE OF ANNUAL GENERAL SHAREHOLDERS’ MEETING

Note 1: As provided for in the Company’s March 14 2022 notice, the Board of Directors has fixed the close of business on March 28, 2022 as the record date for the determination of shareholders entitled to notice of and to vote at the Annual General Shareholders’ Meeting.

Note 2: Admission to the Annual General Shareholders’ Meeting will be reserved for Shareholders of the Company or their duly appointed proxy on a first-come, first-served basis. Registration and seating will begin at 9:00 a.m. local time. Shareholders and proxyholders will be asked to present valid picture identification, such as a driver’s license or passport and, if applicable, a completed proxy form, before being admitted to the Annual General Shareholders’ Meeting. If you hold your shares in street name, you will also need proof of ownership in order to attend the Annual General Shareholders’ Meeting. A recent brokerage statement or letter from your brokerage firm, bank or nominee are examples of proof of ownership.

Note 3: A Shareholder entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote in his stead. A proxy need not be a Shareholder of the Company.

If you wish to appoint Mr. Woods Staton, Executive Chairman of the Board of Directors, as your proxy, the Company requests that you complete, sign and mail the enclosed form of proxy in the enclosed business reply envelope, whether or not you plan to physically attend the Annual General Shareholders’ Meeting. Alternatively, you may follow the instructions on the proxy card in order to vote by phone or by internet. In order for this proxy to be valid, it must be received by no later than 5:00pm (EST) on April 28, 2022. You may revoke your voted proxy at any time prior to the Annual General Shareholders’ Meeting or vote in person if you attend.

Note 4: Documents to be discussed at the Annual General Shareholders’ Meeting are available to the shareholders at the Company’s registered office at Maples Corporate Services (BVI) Limited, Kingston Chambers, Road Town, Tortola, British Virgin Islands, Attention: Mr. Ruairi Bourke,

B.V.I. Direct: + 1 284 852 3038 (email: ruairi.bourke@maples.com) on business days from 10:00

a.m. to 12:00 p.m. and from 3:00 p.m. to 5:00 p.m. local time, from April 1, 2022 to April 25, 2022 inclusive; and at the Company’s offices at Roque Saenz Peña 432, Olivos, Buenos Aires, Argentina, Attention: Ms. Victoria Bellocq, on business days from 10:00 a.m. to 12:00 p.m. and from 2:00 p.m. to 4:00 p.m. local time, from April 1, 2022 to April 25, 2022 inclusive.

Note 5: Shareholders are requested to appear no later than 15 minutes prior to the scheduled time of the Annual General Shareholders’ Meeting in order to file their proxies and sign the Attendance Book.

Note 6: If two or more persons are jointly regarded as holders of a share, each of them may be present in person or by proxy at the Annual General Shareholders’ Meeting, but if such persons are present in person or by proxy they must vote as one.

Note 7: Enroll Now for Electronic Delivery of Shareholder Materials. Arcos Dorados, through Broadridge Financial Solutions, is pleased to offer shareholders the benefits and convenience of electronic delivery of shareholder materials, including:

•	Quickest delivery of shareholder materials

•	Elimination of bulky paper documents from your personal files

•	Convenient online proxy voting

•	Reduction of printing and mailing costs which allows us to control expenses in the interest of delivering more value for all our shareholders

•	Better for the environment

When you register for electronic delivery, you will be notified by e-mail when the shareholder materials are available online. Your enrollment will remain in effect until revoked.

To register, visit http://enroll.icsdelivery.com/arco

PLEASE NOTE: you must enroll for electronic delivery for EACH account in which you hold Arcos Dorados shares.

By order of the Board

Woods Staton

Executive Chairman of the Board of Directors Dated: March 31, 2022

BIOGRAPHIES OF PROPOSED CLASS II DIRECTORS

MS. ANNETTE FRANQUI

Ms. Franqui has been a member of our board of directors since 2007 and is a member of the Compensation and Nomination Committee and the Finance Committee of the Board of Directors of Arcos Dorados. She graduated with a Bachelor of Science degree in Economics from the Wharton School of the University of Pennsylvania in 1984 and an MBA from the Stanford Graduate School of Business in 1986. She is also a Chartered Financial Analyst. Ms. Franqui began her career in 1986 with J.P. Morgan and joined Goldman Sachs in 1989. In 1994, she returned to J.P. Morgan where she became a Managing Director and the Head of the Latin America Research Department. Ms. Franqui joined Panamco in 2001 as Vice President of Corporate Finance and became the Chief Financial Officer in 2002. She is one of the founding partners of Forrestal Capital and is a board member of many of its portfolio companies as well as of LatAm, LLC. She is the Chairman of the Board of AARP on a volunteer basis.

MS. CRISTINA PRESZ PALMAKA

Ms. Palmaka has been an independent member of our board of directors since November 12, 2019. Ms. Palmaka has been the President of SAP Latin America since August 2020, following 7 years as President of SAP Brazil. Ms. Palmaka also sits on C&A board of directors and on Eurofarma advisory board. Ms. Palmaka holds an accounting degree from Fundação Álvares Penteado (Brazil) and received her MBA from Fundação Getúlio Vargas (Brazil). She also holds a master’s degree in International Business & Marketing from the University of Texas.

MR. CARLOS HERNANDEZ-ARTIGAS

Mr. Hernandez-Artigas has been a member of our board of directors since 2007 and is Chairman of the Compensation and Nomination Committee. Mr. Hernandez is an independent board member. He graduated from the Escuela de Derecho at Universidad Panamericana, in 1987 and University of Texas at Austin, School of Law in 1988. He received an MBA from IPADE in Mexico City in 1996. Mr. Hernández-Artigas worked as a lawyer for several years in Mexico and as a foreign attorney in Dallas, Texas and New York. He served as the General Counsel, Chief Legal Officer and Secretary of Panamco for ten years. He is an advisor at Big Sur Partners in Miami, Florida and is currently a board member of MAC Hospitales in Mexico and board member of CrowdVision, a leading automated pedestrian analysis and insights company with global presence.

MR. MARCELO RABACH

Mr. Rabach has been our Chief Executive Officer since July 2019. Prior to his appointment, he was the Chief Operating Officer from August 2015 to July 2019, Divisional President for NOLAD from 2013 to August 2015, Vice President of Operations Development since 2012 and Divisional President in Brazil since 2008. He graduated with a degree in Business Administration from Universidad Argentina de la Empresa in 2002. He began his career at McDonald’s Argentina in 1990 and has over 20 years of line operations experience, starting as a crew employee and steadily advancing into larger operational roles. From 1999 until his appointment as McDonald’s Chief Operating Officer in Venezuela in 2005, Mr. Rabach was responsible for the operations, real estate, construction, human resources, local store marketing, and training and franchising of a region within Argentina, holding the positions of Operations Manager and Operations Director. He was the Chief Operating Officer in Venezuela from 2005 until 2008.

Item 3

ARCOS DORADOS HOLDINGS INC. ANTONIO DOVALI JAIME 75, 2ND FLOOR COLONIA LOMAS DE SANTA FE DELEGACIÓN ÁLVARO OBREGÓN MEXICO CITY, MEXICO 01219

VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

VOTE BY PHONE - 1-800-690-6903

Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.
SHAREHOLDER MEETING REGISTRATION: To vote and/or attend the meeting, go to “shareholder meeting registration” link at www.proxyvote.com

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:
D77352-P73384	KEEP THIS PORTION FOR YOUR RECORDS
DETACH AND RETURN THIS PORTION ONLY
THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.
ARCOS DORADOS HOLDINGS INC.		For All	Withhold All	For All Except	To withhold authority to vote for any individual nominee(s), mark “For All Except” and write the number(s) of the nominee(s) on the line below.
The Board of Directors recommends you vote FOR the following:
3. Election of the following persons as Class II Directors of the Board of Directors, to hold office until the conclusion of the Annual General Shareholders’ Meeting to be held in the calendar year 2025.

Nominees:
01) Ms. Annette Franqui 02) Ms. Cristina Palmaka 03) Mr. Carlos Hernandez-Artigas 04) Mr. Marcelo Rabach
Each of Ms. Franqui, Ms. Palmaka, Mr. Hernandez-Artigas and Mr. Rabach currently serve as Class II Directors on the board of directors of the Company and are standing for re-election. The biographies of Ms. Franqui, Ms. Palmaka, Mr. Hernandez-Artigas and Mr. Rabach are enclosed.
The Board of Directors recommends you vote FOR the following proposals:							For	Against	Abstain
1. Consideration and approval of the Financial Statements of the Company corresponding to the fiscal year ended December 31, 2021, the Independent Report of the External Auditors EY (Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global), and the Notes corresponding to the fiscal year ended December 31, 2021.
2. Appointment and remuneration of EY (Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global), as the Company's independent auditors for the fiscal year ending December 31, 2022.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date				Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting:

The Notice of Annual General Meeting is available at www.proxyvote.com.

D77353-P73384

ARCOS DORADOS HOLDINGS INC.

Annual General Meeting of Shareholders

April 29, 2022 10:00 AM

This proxy is solicited by the Board of Directors

The shareholder(s) hereby appoint(s) Mr. Woods Staton, Executive Chairman of the Board of Directors, as proxy, with the power to appoint his substitute, and hereby authorize(s) him to represent and to vote, as designated on the reverse side of this ballot, all of the shares of ARCOS DORADOS HOLDINGS INC. that the shareholder(s) is/are entitled to vote at the Annual General Meeting of Shareholders to be held at 10:00 AM, (Mexico City Time) on April 29, 2022, at Antonio Dovali Jaime 75, 2nd Floor, Colonia Lomas de Santa Fe, Delegación Álvaro Obregón, Mexico City, Mexico, 01219 and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Continued and to be signed on reverse side